Mail Stop 6010   November 19, 2008

John P. Walker
Chairman and Chief Executive Officer
Novacea, Inc.
400 Oyster Point Boulevard, Suite 200
South San Francisco, California 94080

Re: Novacea, Inc.
         Amendment No. 1 to
         Registration Statement on Form S-4
         Filed November 13, 2008
         File No. 333-153844

Dear Mr. Walker:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background to the Merger, page 53

   1. We note your response to comment 25. Given that the terms of potential
      transactions were discussed with Companies A, B and C, it appears that the
      identities of the companies is material information and is required to be disclosed.

Opinion of the Novacea Financial Advisor, page 69

Discounted Cash Flow Analysis, page 76

2. We note your response to comment 43. Please revise your disclosure to
    specifically state that Cowen has not had a material relationship with, nor
    received fees from, Novacea during the last two years.

Financial Forecast Assumptions, page 77

3. We note your response to our prior comment 37 and the related revisions on
    page 77. Please expand your disclosure to provide the pro forma statements of
    operations, balance sheets and statements of cash flows that were included in the
    Transcept Forecasts provided to Cowen.

Transcept Business, page 134

4. We note your response to comment 53. Please describe the material terms of
    these agreements, including minimum purchase requirements and payment
    provisions.

Unaudited Pro Forma Condensed Combined Financial Statements, page 209

5. Please refer to your response to comment 61. Please present the effect of the
    reverse stock split on the pro forma EPS on the face of the pro forma financial
    statements and in other parts of the filing when the actual stock split ratio is
    determined, as appropriate.

Transcept Pharmaceuticals, Inc.

Unaudited Financial Statements, September 30, 2008, page F-23

6. Please include statements of stockholders' equity in your unaudited interim
    financial statements. The information may be presented in a note to the unaudited
    financial statements.

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As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters

greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Alan C. Mendelson, Esq.
        Mark V. Roeder, Esq.
        Latham & Watkins LLP
        140 Scott Drive
        Menlo Park, California 94025